NORTHERN LIGHTS FUND TRUST I, II and III.

James Ash

Secretary

Direct Telephone: (631) 470-2619

Fax: (631) 813-2884

E-mail: jamesa@geminifund.com

October 21, 2015

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn : Sheila Stout

(202) 551-6957

RE: Northern Lights Fund Trust I, II and III (the “Registrants”)

File Nos. 333-122917; 811-21720

File Nos. 333-174926; 811-22549

File Nos. 333-178833; 811-22655

Dear Ms. Stout:

On behalf of the Registrant, this letter responds to the comments you provided by telephone to James Colantino on Friday, July 30, 2015 with respect to the above-referenced Trusts. Your comments are set forth below, and each is followed by the Registrant’s response.

General Comments:

Comment 1:	What is the threshold used for disclosing reference to financial statements of underlying investment companies?
Response:	In accordance with general industry standards, if a fund’s investment in any single underlying investment company exceeds 25% of its net assets at reporting period-end, we would include a footnote disclosure with reference to how the underlying investment company financial statements can be accessed.
Comment 2:	In accordance with the requirements of Regulation S-X, any amounts payable to directors/trustees should be disclosed separately as a liability in the Statement of Assets and Liabilities.
Response:	Future N-CSR filings will disclose the amounts payable to directors/trustees, if any, as a liability in the Statement of Assets and Liabilities.

NLFT II- Two Oaks Diversified Growth & Income Fund N-CSR dated 3/31/14

Comment 3:	The N-CSR should disclose the shares authorized in the Statement of Assets & Liabilities.
Response:	All future N-CSR filings will include such disclosure in the Statement of Assets & Liabilities. Both the 9/30/14 N-CSRS and 3/31/15 N-CSR do disclose the shares authorized of each share class.

NLFT II- WOA All Asset Prospectus dated 6/29/15

Comment 4:	Please explain the difference in expense ratios of 1.26% disclosed in the prospectus as compared to 1.36% disclosed in the annual report.
Response:	Both the prospectus dated 6/29/15 and N-CSR dated 2/28/15 disclose an operating expense ratio of 1.26% The N-CSR dated 2/28/14 discloses an operating expense ratio of 1.36%, which accords to the prospectus dated 6/27/14.

NLFT I- Princeton Futures Strategy Fund Prospectus dated 7/29/14

Comment 5:	Please explain the difference between the net expense ratios in the 3/31/14 N-CSR financial highlights and the 7/29/14 prospectus for Class A, C, and I.
Response:	The expense ratio disclosed in the 3/31/14 N-CSR includes a consolidation of expenses attributable to its controlling interest in AlphaMetrix Strategies Offshore Fund, Ltd (“ASOF”), a commodity pool which invested in global markets through multiple CTAs, for the period 4/1/13-6/26/13. On 6/27/13, the Fund liquidated its holding in ASOF and began utilizing an option as its primary means of gaining exposure to CTAs. Therefore, in order to more accurately reflect its estimated expenses and as disclosed in Footnote (1) to the Fees and Expense Table of the 7/29/14 prospectus, the “Other Expenses" line item was estimated and restated to include both the expenses of the Fund's wholly-owned subsidiary and the fee paid to the counterparty of the Fund's option which is the primary way the Fund seeks exposure to managers' (which are generally commodity trading advisors ("CTAs")) trading vehicles.

NLFT II- Crow Point Defined Risk Global Equity Income Fund Prospectus dated 9/29/14

Comment 6:	Please explain the difference between the net expense ratios in the 9/29/14 prospectus and the 5/31/14 N-CSR financial highlights for Class A and I.
Response:	The net expense ratios in the 9/29/14 prospectus reflect the net expense ratios excluding commission recapture amounts. Such expense ratios are disclosed in the footnotes to the financial highlights of the 5/31/14 N-CSR for both Class A and I.

NLFT II- Two Oaks Diversified Growth & Income Fund Prospectus dated 7/29/14

Comment 7:	Please explain the difference between the net expense ratios in the 7/29/14 prospectus and the 3/31/14 N-CSR financial highlights for Class A and C.
Response:	The net expense ratios in the 3/31/14 N-CSR reflect a change in the expense limitation from 1.19% and 1.94% to 1.75% and 2.50% for Class A and Class C, respectively, effective 8/1/13. The expense ratios disclosed in the 7/29/14 prospectus accord to the gross expense ratios disclosed in the prospectus as they do not exceed the expense limitations of 1.75% and 2.50% which were effective through 7/31/15.

NLFT I- Leader Total Return Fund Prospectus dated 9/28/14

Comment 8:	Please explain the difference between the net expense ratios in the 9/28/14 prospectus and the 5/31/14 N-CSR financial highlights for each share class.
Response:	The expense ratios in the 9/28/14 prospectus reflect the gross expense ratios, excluding expense recapture amounts, as disclosed in the financial highlights of the 5/31/14 N-CSR. As of 9/28/14 the Fund was below the expense limitation and all prior period expense reimbursement amounts had been fully recaptured.

NLFT 1- Power Income Fund/General Comment

Comment 9:	Please confirm that Power Income Fund and any other fund distributing a return of capital is in compliance with requirements of Rule 19a-1 with regard to shareholder notification.
Response:	19a-1 notices are distributed to shareholders in connection with any distribution for which the source is estimated to be other than the fund’s net income at the time of distribution. In the case of Power Income, the quarterly distributions were estimated to be fully from net income at the time of distributions. However, when the tax provision was prepared in connection with the 2013 fiscal year-end audit, there was a small tax adjustment relating to a distribution from an underlying holding based on information which was not known at the time of distribution. This adjustment resulted in $0.01 of the total $0.35 in Power Income distributions being classified as return of capital.

General Comment

Comment 10:	Please confirm that the ratio of expenses to average net assets is inclusive of all operating expenses as reported in the Statement of Operations with any exclusions of expenses in the expense ratio, such as interest expense, being reported as either a footnote to the financial highlights or appearing below the ratio calculated with all expenses if disclosed in the table of the financial highlights.
Response:	We confirm that the ratio of expenses to average net assets does include all the operating expenses and any additional expense ratios disclosed which may exclude certain expenses, such as interest, are either shown below the total operating expense ratio in the table or as a footnote.

NLFT II- Longboard Managed Futures Strategy Fund Fund N-CSR dated 5/31/14

Comment 11:	The counterparty for the forward foreign currency exchange contracts should be disclosed in the N-CSR filings.
Response:	In future N-CSR filings, the counterparties for any open forward foreign currency exchange contracts will be properly disclosed.

NLFT I- Adaptive Allocation Fund N-CSR dated 1/31/15

Comment 12:	Was the Fund in a defensive position on 1/31/15 as approximately 74% of Fund assets were invested in money market fund?
Response:	The Fund was in a defensive posture as of 1/31/15. This is discussed in the fourth paragraph of the MDFP within N-CSR.

NLFT I- Toews Hedged Growth Allocation Fund N-CSR dated 4/30/15

Comment 13:	Please confirm that the cash/cash equivalents balance of approximately $12 million has no restrictions or is not invested in any short-term investments.
Response:	The approximately $12 million was not invested in a short-term investment and had no restrictions associated with it. The balance does earn interest in a cash equivalents account at the custodian bank.

NLFT I- Toews Hedged Growth Allocation Fund N-CSR dated 4/30/15

Comment 14:	The Fund had approximately 23% of Fund assets invested in debt funds at 4/30/15. Please confirm that the Fund was in compliance with its stated investment strategy.
Response:	The Fund is in compliance at 4/30/15 with its stated investment strategy which includes under its principal investment strategy funds that invest primarily in U.S and foreign fixed income securities of any rating.

NLFT I- Toews Funds N-CSR dated 4/30/15

Comment 15:	With respect to the Managements Discussion of Fund Performance (“MDFP”), insufficient discussion was provided to comply with the reporting requirements, under ITEM 22 (b)(7)(i) of Form N-1A, namely: “Discuss the factors that materially affected the Fund’s performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Fund’s investment adviser.”.
Response:	In future N-CSR filings, the Adviser will be asked to provide additional detail and commentary on the factors that materially affected the Fund’s performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Adviser in managing the Funds’ portfolios

NLFT I- Toews Hedged Core Frontier Fund N-CSR dated 8/28/14

Comment 16:	The Fund had a significant decrease in its portfolio turnover rate which requires additional disclosure in the Form N-1A.

Response:

The Fund’s Statement of Additional Information dated August 28, 2014 contains the following disclosure related to portfolio turnover:

“Each Fund’s portfolio turnover rate is calculated by dividing the lesser of purchases or sales of portfolio securities for the fiscal year by the monthly average of the value of the portfolio securities owned by each Fund during the fiscal year. The calculation excludes from both the numerator and the denominator securities with maturities at the time of acquisition of one year or less. High portfolio turnover involves correspondingly greater brokerage commissions and other transaction costs, which will be borne directly by the Fund. A 100% turnover rate would occur if all of the Fund’s portfolio securities were replaced once within a one-year period. The Toews Funds and its strategy are expected to produce a high turnover rate. However, in the past year the Toews Hedged Core W Fund, Toews Hedged Core Frontier Fund and Toews Hedged Core S Fund held their securities, and relied heavily upon futures transactions, resulting in a 0% turnover rate.” (emphasis added)

The Registrant believes the aforementioned disclosure satisfies the requirements of Item 16(e) of Form N-1A.

NLFT II- Even Keel Opportunities Managed Risk Fund

Comment 17:	The Annual Report and Semi-Annual Report are not available on the Fund website.
Response:	The links for both the Semi-Annual and Annual Reports will be corrected so they are accessible on the Fund’s website.

NLFT I- Altegris Managed Futures Strategy Fund Prospectus dated 10/28/14

Comment 18:	With a high turnover rate of 346%, there should be disclosure in the principal investment strategy and risk section of the prospectus.
Response:	Future prospectus filings shall include “Portfolio Turnover Risk” as a Principal Investment Risk whenever the Fund’s portfolio turnover rate exceeds 100% of the average value of its portfolio during the most recently completed fiscal year.

NLFT I- Altegris Managed Futures Strategy Fund N-CSR dated 6/30/14

Comment 19:	The Fund had a relatively high cash balance as of 6/30/14. Please confirm that the cash balance of approximately $8.9 million has no restrictions or is not invested in any short-term investments.
Response:	The cash balance, which represents approximately 3.1% of Fund net assets as of 6/30/14, is not invested in a short-term investment or restricted in any way.

NLFT I- Altegris Managed Futures Strategy Fund N-CSR dated 6/30/14

Comment 20:	The financing interest rate should be disclosed for any open total return swap contracts on the Consolidated Portfolio of Investments.
Response:	The schedule of Open Total Return Swaps Contracts appearing below the Consolidated Portfolio of Investments does disclose the Interest Rate associated with the swap as LIBOR + 1.20%.

NLFT I- PSI Funds N-CSR dated 6/30/14

Comment 21:	The Management’s Discussion of Fund Performance identifies an index as the benchmark for certain funds which is different from what is identified in the prospectus.
Response:	The benchmarks appearing on the Growth of $10,000 graph in the 6/30/14 N-CSR are the same as those appearing in the prospectus. The MDFP does disclose index performance other than the primary benchmarks appearing in the prospectus but which the Adviser believes serve as a good basis for comparison. In future N-CSR filings, the Adviser will include the performance of the primary benchmark in the MDFP.

NLFT I- Investment Partners Opportunities Fund N-CSR dated 12/31/14

Comment 22:	On the Portfolio of Investments, warrants should disclose the expiration date.
Response:	In future N-CSR filings, the expiration dates of any warrants will be disclosed in the Portfolio of Investments.

NLFT II- Crow Point Defined Risk Global Equity Income Fund Form N-PX dated 6/30/15

Comment 23:	The Form N-PX should be signed by the President instead of the Treasurer. Please refile.
Response:	The Registrant filed its proxy voting record on Form N-PX, executed by its President, on August 28, 2015

NLFT II- Crow Point Defined Risk Global Equity Income Fund Form N-CSR dated 5/31/14

Comment 24:	Confirm that the Fund invested in accordance with its global policy objective. Also, consideration should be given to disclosing the holdings by country either in the Portfolio of Investments or the summary table of holdings.
Response:	As of 5/31/14, the Fund was in compliance with respect to its investment objective as it relates to foreign exposure. Additionally, we will consider revising the classification structure of either the Portfolio of Investments or the summary table of holdings to include country for future N-CSRs.

NLFT II- Crow Point Defined Risk Global Equity Income Fund Form N-CSR dated 5/31/14

Comment 25:	The MDFP should discuss the Fund’s use of derivatives during the reporting period in more detail along with the impact that they had on Fund performance.
Response:	In future N-CSR filings, the MDFP will include more detail regarding the use of derivatives during the reporting period along with the impact on Fund performance during such period.

NLFT II- Crow Point Defined Risk Global Equity Income Fund Form N-CSR dated 5/31/14

Comment 26:	In the security valuation leveling table disclosed in the Notes to Financial Statements, classification of securities should match the Portfolio of Investments with consideration given to reporting by country or sector.
Response:	The classification in the security valuation leveling table of the 5/31/14 N-CSR is based on general asset type and accords to the Portfolio of Investments. However, should future Portfolio of Investments be modified with respect to the security classifications, the security leveling table also would be changed to align with the Portfolio of Investments.

The Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

* * *

Please contact me at (631) 470-2619 if you should require any further information.

Sincerely,

/s/ James Ash

Secretary

Northern Lights Fund Trust